                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 425



FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:   CURIS,  INC.

Date of Report:  March 6, 2000

The statements in this press release/presentation that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally.


INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC., CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

                                 PRESS RELEASE


CURIS, INC. TO BE FORMED BY THE MERGER OF THREE BOSTON BIOTECHNOLOGY COMPANIES

     -- Creative BioMolecules, Ontogeny and Reprogenesis Create the
                Regenerative Medicine Company of the Future --

CAMBRIDGE AND HOPKINTON, MA: February 15, 2000: Creative BioMolecules, Inc.

(NASDAQ: CBMI), Ontogeny, Inc. and Reprogenesis, Inc. announced today that they will merge to form Curis, Inc. The combination of these companies will create a leader in the emerging field of regenerative medicine. Following the close of the transaction, Curis will have:

- a product which is currently under regulatory review in the United States, Europe and Australia;

-  multiple products in late-stage clinical development;

-  numerous early clinical and late-stage pre-clinical products; and

- a discovery engine that combines functional genomics and developmental biology across multiple medical indications.

These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated.

Curis' near-term commercial opportunities will include the OP-1 Implant(TM) family of products which are being developed by Stryker Corporation for orthopaedic reconstruction. The first product has been submitted for marketing approval in the United States, Europe and Australia. Additional clinical trials are ongoing to broaden the OP-1 Implant's(TM) use in the areas of fresh fractures, spinal fusion and periodontal disease. Curis' lead internal products will be in the treatment of urological disorders. Chondrogel(TM), for the treatment of vesicoureteral reflux -- a serious pediatric urological disorder -- is in a pivotal Phase III trial. Additional tissue engineered products are also under clinical evaluation. Curis' pre-clinical pipeline will include products that treat cardiovascular disease, stroke and skin cancer. The discovery engine has identified product opportunities in diabetes, peripheral neuropathy and hair growth. These product opportunities demonstrate how Curis will be a solution to the challenge of extracting value from the data being created by the human genome program.

Under the terms of the merger, which is subject to shareholder and regulatory approval, Creative BioMolecules' shareholders will receive three Curis shares for every ten shares of Creative BioMolecules. Following completion of the transaction, Creative BioMolecules' shareholders will hold approximately 43%, Ontogeny's shareholders will hold approximately 38% and Reprogenesis' shareholders will hold approximately 19% of Curis. Based upon the closing sales price of Creative BioMolecules on February 14, 2000, Curis would have a market capitalization of approximately $600 million. The merger is expected to close in June 2000.

"Curis will be positioned to identify and successfully commercialize therapeutic opportunities derived from the human genome program," said Doros Platika, MD, president and chief executive officer of Ontogeny who will serve as president and chief executive officer of Curis. "The technologies at Curis will represent a powerful system to identify target genes that may restore function through repair and regeneration. Curis' technology platform has already identified protein, small molecule and stem cell product opportunities. The Company is further backed by leading corporate partners and sustainable financial strength, including near-term product revenue opportunities."

"By combining a powerful discovery engine with a late-stage product pipeline, this merger is the best way to build a sustainable business that will provide significant value to our shareholders," commented Michael M. Tarnow, president and chief executive officer of Creative BioMolecules. "Curis' products and product opportunities will address unmet needs in major therapeutic areas."

"Curis' late-stage work in the urology field provides the opportunity for the Company to develop a proprietary sales and marketing organization," said Daniel
R. Omstead, Eng.ScD., president and chief executive officer of Reprogenesis. "Curis' development pipeline will continue to add meaningful therapies which will be pursued on a proprietary basis or in conjunction with major corporate partners."

Regenerative medicine seeks to recreate conditions that support the growth of cells and tissue to repair or regenerate tissue that is lost due to trauma or degenerative disease. Combining insight gained through the study of developmental biology with high-throughput screening capabilities and biocompatible materials enables the development of cell therapies, orthopaedic implants, protein and growth factor therapeutics and small molecule compounds. These therapies are designed to treat the underlying cause of degenerative disease by replacing lost function.

Creative BioMolecules, Inc. is a biopharmaceutical company focused on the development of therapies for human tissue regeneration. The Company's core technologies are based on our understanding of the role that morphogenic proteins play in human biology. These proteins are involved in the initiation and regulation of the cellular events responsible for the formation of human tissues and organs. The first product resulting from Creative BioMolecules' technology, the OP-1 Implant(TM) for orthopaedic reconstruction, is licensed to Stryker Corporation and is under regulatory review for approval in the United States, Europe and Australia.

Ontogeny, Inc., located in Cambridge, Massachusetts is a privately-held company whose mission is to become the preeminent biopharmaceutical company focused on translating developmental biology insights into regenerative medicine therapies that will significantly improve the quality of life by activating the body's ability to repair and regenerate, or to specifically control abnormal and malignant growth. The Company is developing therapeutics for neurological diseases including Parkinson's and Alzheimer's diseases, diabetes and dermatological disorders including skin cancer and hair growth.

Reprogenesis, Inc., located in Cambridge, Massachusetts, is a privately held biotechnology company which intends to be the leader in the development of tissue engineered therapies to treat unmet medical needs. The Company has proprietary technology utilizing the combination of cells and biomaterials to restore, repair or replace lost tissue or physiological function. The Company has a broad preclinical and clinical pipeline of products in the areas of urology, cardiovascular biology and plastic and reconstructive surgery. Chondrogel(TM) is its most advanced product. This product is in a Phase III clinical trial and is used to treat vesicoureteral reflux, a congenital urological disorder that affects 1% of all children.

                      ####

Contact:
Karla MacDonald
Manager, Corporate Communications
Tel.: 617.912.2953
Fax: 617.912.2994

Steven L. Basta
VP, Finance and Business Development
Tel.: 617.912.2950
Fax: 617.912.2991

Creative BioMolecules, Inc.
101 Huntington Ave.
Suite 2400
Boston, MA   02199
http://www.creativebio.com



                               CURIS FACT SHEET


ABOUT CURIS

Curis, Inc. will be formed by leveraging the combined strengths of Creative BioMolecules, Ontogeny and Reprogenesis to create the regenerative medicine company of the future. Curis will combine a powerful functional genomics and developmental biology discovery engine with a robust pipeline of near-term commercial, late-stage clinical and earlier stage developmental opportunities. The Company is further backed by leading corporate partners and sustainable financial strength, including near-term product revenue opportunities.

REGENERATIVE MEDICINE

Regenerative medicine seeks to recreate conditions that support the growth of cells and tissue to repair or regenerate tissue that is lost due to trauma or degenerative disease. The developmental biology discovery system uses model organisms to determine gene function, key stem cell populations and proteins that can serve as potential therapeutic agents. Thus, for a given medical deficiency or disease, Curis will identify the key factors and genes responsible for proper function. Combining the insights of developmental biology with high-throughput screening capabilities enables the identification of therapies designed to treat the underlying cause of degenerative disease. The company will develop cellular, protein or small molecule products to restore normal function. This approach may well revolutionize the way many degenerative, traumatic and congenital disorders are treated.

CURIS TECHNOLOGIES AND PRODUCT OPPORTUNITIES

Curis will utilize the following technologies to identify, develop and/or commercialize novel products and plans to generate 1-2 INDs per year.

-  Model systems for functional genomic studies

- Screening assays to identify antagonists and agonists of key biological pathways

-  Proprietary transgenic models of disease

- Cell and tissue technology for correcting structural or functional disorders

-  Chondrogel(TM) for vesicoureteral reflux

- Vascugel(TM) for post-coronary artery bypass graft (CABG) restenosis

-  Pancreatic stem cells for type I diabetes

-  Bladder augmentation

Tissue engineering: Biomaterials that provide the appropriate environment for the formation of tissue in a 3-dimensional space.

-  Guided tissue formation

-  Natural biopolymers

-  Semi-synthetic biopolymers

-  Cell and drug delivery

Proteins and peptides:

- OP-1 Implant (TM) for orthopaedic reconstruction (partnered with Stryker Corporation)

-  Sonic hedgehog for hair growth

-  OP-1 protein for stroke recovery

- Hedgehog derivatives that are neuroprotective for the treatment of neuropathies

- Peptide to restore and maintain normal beta islet function in type II diabetes

Small molecules that can restore normal function by inhibiting or stimulating critical biological pathways

- ONT-23 for the treatment of basal cell carcinoma and medulloblastoma

-  Neurotrophic agonists

-  Inhibitors of pathways involved in colon cancer

PATENT POSITION

Curis will contain intellectual property positions in the areas of cells, growth factors/proteins, small molecule agonists/ antagonists and tissue engineering. The combined entities will own or have rights to more than 150 issued patents and 225 pending patent applications worldwide.

COLLABORATIONS

Corporate collaborations include (partial list):

-  Stryker Corporation

-  Biogen, Inc.

-  Becton Dickinson

-  Incyte Pharmaceuticals Inc.

-  Oxford Asymmetry International

-  Genzyme Molecular Oncology

-  Perkin-Elmer's Tropix

-  ComGenex

Academic collaborations include (partial list):

-  Harvard University

-  Harvard Medical School

-  University of Michigan

-  Massachusetts Institute of Technology

-  Stanford University

-  University of California - San Francisco

-  National Institutes of Health

-  The Johns Hopkins University

-  University of Massachusetts

-  And numerous other American and European centers of academic excellence

FINANCES

Financial reserves of the combined entities as of December 31, 1999 were approximately $70 million. Curis' plan is to target at least 2 years of cash and to continue exploring product and partnership opportunities.

PERSONNEL

The combined organization consists of approximately 155 scientists, development, manufacturing, quality and administrative staff. The scientific staff contains researchers who are recognized to be among the best in their fields. Curis anticipates future growth in the areas of clinical development, sales and marketing.

BOARD OF DIRECTORS (listed alphabetically)

-  Martyn D. Greenacre, President and CEO, Delsys Pharmaceutical Corp.

-  Ruth B. Kunath, Vulcan Northwest, Inc.

- James R. McNab, Jr., Chairman and Co-Founder, Reprogenesis; Parker Medical Associates, LSI Capital

- Douglas A. Melton, Ph.D., Chair, Department of Molecular and Cellular Biology, Harvard University

- Doros Platika, M.D., current President and CEO, Ontogeny, Inc.; future President and CEO, Curis, Inc.

- Michael Rosenblatt, M.D., Professor of Medicine, Harvard Medical School and Interim President, Beth Israel Deaconess Medical Center

-  James R. Tobin, President and CEO, Boston Scientific Corporation

                      ###

                    [Image]

NEWS:

On February 15, 2000, Ontogeny announced a merger with Creative BioMolecules and Reprogenesis to form Curis, Inc. Please visit the site for the information that is currently available. For additional information on the combined entity's programs and technologies we invite you to browse the Ontogeny and Creative BioMolecules web sites.

    [Image]                       [Image]

                 Ontogeny, Inc., founded in August 1994, is a
                  privately-held biotechnology company whose
                       mission is to be the pre-eminent
    [Image]          biopharmaceutical company utilizing
                 developmental biology to create therapeutics
                  that will significantly improve the quality
                  of life by activating the body's ability to
                 repair and regenerate. Developmental biology
    [Image]       is the functional genomics solution to the
                    post-genomic drug discovery challenge.

               Developmental biology is the study of how cells,
    [Image]       tissues and organs change as they interact
                  during development. Ontogeny's research is
                   based on the process whereby an organism
                 changes its size, shape and organization from
    [Image]       a fertilized egg to a mature individual. The
                 same processes and molecules that are active
                  during development are reactivated in adult
                 regenerative processes. This is an efficient
                      and powerful system for generating
   [Image]        regenerative and oncology therapeutics that
                   may change the way we treat degenerative
                     diseases, cancers and other disorders
                 associated with loss of function. Ontogeny is
                    identifying ways to rejuvenate damaged
                 systems by looking at the signaling processes
                   of cells during development and restoring
                     them in adults to trigger repair and
                                 regeneration.

                  Ontogeny, Inc.
                  45 Moulton Street
                  Cambridge, MA 02138
                  tel: 617/876-0086
                  fax: 617/876-0866
                  www.ontogeny.com

The information on this web site contains forward-looking statements that involve a number of risks and uncertainties. For this purpose, any statements contained therein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. The risks and uncertainties involved include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products, patent, product liability and third party reimbursement risks associated with the biotechnology industry, and other risks and uncertainties that may be detailed from time to time in Ontogeny's periodic reports. There are important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Please note that all of Ontogeny's potential products are at an early stage of development; the results obtained in preclinical studies may not be indicative of results that will be obtained in clinical trials; and there can be no assurance that Ontogeny or an Ontogeny corporate partner will receive regulatory approvals to commence or continue clinical trials of product candidates or to market any products or that delays in the completion of clinical trials as a result of delays in patient enrollment or other factors will not occur.

                     Copyright (c) 1998
                     Ontogeny, Inc.
                     Cambridge, MA, USA
                     All rights reserved
                     Additional legal
                     information

               [Image]              [Image]  [Image]  [Image]
    [Image] [Image]       [Image]   [Image]
    [Image] [Image] [Image]  [Image]  [Image]  [Image]  [Image]

                        Last updated: February 15, 2000

Thank you for visiting the Curis, Inc. web site. On February 15, 2000 it was announced that Curis will be formed by the merging of Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc. to create the regenerative medicine company of the future.

To view the following documents about Curis please click below.

                       PRESS RELEASE, February 15, 2000

                                  FACT SHEET

                                 PRESENTATION

To contact the individual companies:
Creative BioMolecules, Inc.
508/782-1100
www.creativebio.com
Ontogeny, Inc.
617/876-0086
www.ontogeny.com
Reprogenesis, Inc.
617/499-2928

The statements on this web site that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulation, approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement and other risks and uncertainties associated with the biotechnology industry. For additional concerning factors that could cause actual results to differ materially, please refer to the risk factors section of our February 15, 2000 press release and Creative BioMolecules, Inc.'s Form 10K at www.creativebio.com for the year ended 1998.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Curis, Inc. Investors and security may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.

                                     CURIS

              REGENERATIVE THERAPEUTICS FROM FUNCTIONAL GENOMICS
                                      AND
                             DEVELOPMENTAL BIOLOGY

SAFE HARBOR STATEMENT

   THE STATEMENTS IN THIS PRESENTATION THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE INHERENT UNCERTAINTY OF PHARMACEUTICAL RESEARCH, PRODUCT DEVELOPMENT, REGULATORY APPROVAL AND COMMERCIALIZATION, THE IMPACT OF COMPETITIVE PRODUCTS, PATENTS, PATENT LITIGATION, PRODUCT LIABILITY, THIRD PARTY REIMBURSEMENT AND OTHER RISKS
   AND UNCERTAINTIES ASSOCIATED WITH THE BIOTECHNOLOGY INDUSTRY. FOR ADDITIONAL CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, PLEASE REFER TO THE RISK FACTORS SECTION OF CREATIVE BIOMOLECULES, INC.'S FORM 10K FOR THE YEAR ENDED 1998. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH
   JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

CURIS HIGHLIGHTS
-  FORMED BY THE MERGER OF CREATIVE BIOMOLECULES (CBMI), ONTOGENY
   AND REPROGENESIS TO CREATE THE REGENERATIVE MEDICINE COMPANY OF
   THE FUTURE
-  TARGET CLOSE DATE JUNE 2000
-  155 EMPLOYEES

-  CASH RESERVES AS OF 12/31/99 APPROXIMATELY $70M
-  TARGET AT LEAST 2 YEARS CASH
-  CONSOLIDATE IN CAMBRIDGE AREA

BOARD OF DIRECTORS
-  MARTYN D. GREENACRE, President and CEO, Delsys Pharmaceutical Corp.

-  RUTH B. KUNATH, Vulcan Northwest, Inc.
-  JAMES R. MCNAB, JR., Chairman, Reprogenesis
- DOUGLAS A. MELTON, PH.D., Chair, Department of Molecular and Cellular Biology, Harvard University
- DOROS PLATIKA, M.D., current President and CEO, Ontogeny, Inc.; future President and CEO, Curis, Inc.
-  MICHAEL ROSENBLATT, M.D., Harvard Medical School and Interim
   President, Beth Israel Deaconess Medical Center
-  JAMES R. TOBIN, President and CEO, Boston Scientific

CURIS CORE STRENGTHS
-  DEVELOPMENTAL BIOLOGY
-  FUNCTIONAL GENOMICS
-  PROPRIETARY BIOLOGICAL ASSAYS AND MODEL SYSTEMS
-  CELLULAR TECHNOLOGIES
-  TISSUE ENGINEERING
-  GROWTH FACTORS, PROTEINS AND PEPTIDES
-  SMALL MOLECULE AGONISTS AND ANTAGONISTS

CURIS CORPORATE PARTNERS
-  BECTON DICKINSON
-  BIOGEN
-  COMGENEX
-  GENZYME MOLECULAR ONCOLOGY
-  INCYTE PHARMACEUTICALS
-  OXFORD ASYMMETRY
-  PERKIN ELMER'S TROPIX
-  STRYKER BIOTECH

CURIS ACADEMIC COLLABORATIONS
-  BARNES/WASH U
-  BOSTON CHILDREN'S
-  COLUMBIA
-  HARVARD
-  HARVARD MEDICAL
-  JOHNS HOPKINS
-  MICHIGAN
-  MIAMI
-  MGH
-  MIT
-  NIH
-  STANFORD
-  UCSF
-  UMASS
-  VANDERBILT
-  WHITEHEAD

REGENERATIVE MEDICINE
Use of therapeutics to stimulate repair and/or regeneration for the restoration of normal function.

REGENERATIVE MEDICINE

Slide includes images of proteins, cells, biomaterials, and small molecules applied to therapy

CURIS OPPORTUNITIES

-  REGENERATIVE MEDICINE
-  ONCOLOGY
-  FUNCTIONAL GENOMICS
-  DEVELOPMENTAL BIOLOGY

CURIS PIPELINE

Slide includes chart of products in development by stage of development

OP-1 IMPLANT(TM)
-  PRODUCT
   -  OP-1 Implant(TM) family of products*
-  MARKET OPPORTUNITY
   - Orthopaedic Reconstruction: more than 1.5 million procedures each year in US
-  THERAPEUTIC BENEFIT
      -  Targeted to replace an autograft procedure
      -  Stimulates bone formation
-  STATUS
      - First product is currently under regulatory review in US, Europe and Australia

CHONDROGEL(TM):
VESICOURETERAL REFLUX
-  PRODUCT
      -  Cell and matrix delivered via minimally invasive technique
      -  Provides augmentation with autologous cartilage
-  MARKET OPPORTUNITY
      -  1% children affected with the potential of $200M worldwide
-  THERAPEUTIC BENEFIT
      -  Less invasive than current standard of care
-  STATUS: PHASE III

Slide includes image of bladder showing administration of product.

CHONDROGEL(TM):

PHASE III CLINICAL EVALUATION
-  ORPHAN DRUG STATUS OBTAINED
-  DHHS CLINICAL TRIAL GRANT OBTAINED
-  APPROXIMATELY 100 TOTAL PATIENTS TREATED
-  COMPARISON TO HISTORICAL CONTROL
-  PATIENT ENROLLMENT TARGET 1H'00
-  BLA TARGET 1H'02
BASAL CELL CARCINOMA

Slide shows image of human torso with basal cell carcinoma.

BASAL CELL CARCINOMA
-  MOST COMMON HUMAN CANCER
   -  USA Incidence: 700,000 - 900,000/year
   -  Lifetime risk, caucasians: 1/4 - 1/3 and increasing
-  TUMOR BEHAVIOR:
   -  Enlarges slowly
   -  Invades locally
   -  Metastasizes rarely
-  UV INDUCED
-  HERITABLE (BCNS): MANY TUMORS, EARLY ONSET
-  SPORADIC: FEW TUMORS, LATER ONSET
BASAL CELL CARCINOMA TIMELINE
-  1996: MUTATION ASSOCIATED WITH DISEASE
-  1997: ANIMAL MODEL VALIDATED
-  1998: THERAPEUTIC PROGRAM INITIATED
   -  In vitro assay created and validated
   -  Combinatorial chemistry libraries accessed
   -  HTS completed and hits identified
-  1999: OPTIMIZATION
-  2000: IND PREPARATION

HEDGEHOG STIMULATES HAIR GROWTH

Images of mouse skin biopsy.

IN VIVO HEDGEHOG TREATMENT
Images of preclinical hair growth studies.

HEDGEHOG ADENOVIRAL GENE THERAPY ACCELERATES HAIR GROWTH
-  BLACK MICE, DYED `BLOND', INJECTED INTRADERMALLY WITH ADENOVIRUS
   +/- SHH INSERT
-  ACCELERATED GROWTH OF EXISTING HAIR WOULD APPEAR AS BLOND HAIR
   WITH `DARK ROOTS'
- INSTEAD, ACCELERATION OF HAIR FOLLICLE MATURATION RESULTS IN NEW ALL BLACK HAIR IN SHH-TREATED MICE

CURIS SUMMARY
-  REGENERATIVE MEDICINE COMPANY OF THE FUTURE
-  POTENTIAL POWERHOUSE WITH:
   -  Product under regulatory review in US, Europe and Australia
   -  Multiple products in late-stage clinical development
   -  Numerous early clinical and late-stage pre-clinical products
   - Discovery engine that combines functional genomics and developmental biology
-  MORE THAN 150 ISSUED PATENTS AND 225 PENDING PATENT APPLICATIONS
   WORLDWIDE


                                     CURIS



              REGENERATIVE THERAPEUTICS FROM FUNCTIONAL GENOMICS
                                      AND
                             DEVELOPMENTAL BIOLOGY

March 1, 2000 Press Release - Creative BioMolecules Reports 1999 Year-End
Results

CONTACT:  Karla MacDonald
                                       Manager, Corporate Communications
                                       Creative BioMolecules, Inc.
                                       (617) 912-2953

                                       Steven L. Basta
                                       V.P., Finance and Business Development
                                       Creative BioMolecules, Inc.
                                       (617) 912-2950


                             FOR IMMEDIATE RELEASE
                             ---------------------

              CREATIVE BIOMOLECULES REPORTS 1999 YEAR-END RESULTS

  On February 15, 2000, Creative BioMolecules, Inc. announced the merger with
           Ontogeny, Inc. and Reprogenesis, Inc. to Form Curis, Inc.

Hopkinton, MA, March 1, 2000--Creative BioMolecules, Inc. (Nasdaq: CBMI) today announced financial results for the year ended December 31, 1999. The Company reported revenues of $5,138,000 and expenses of $17,248,000 for the full year, resulting in a net loss of $12,110,000, or $0.40 per share to common shareholders. The comparable figures for the year ended December 31, 1998 were revenues of $12,625,000 and expenses of $34,020,000 resulting in a net loss of $21,395,000, or $0.66 per share. For the fourth quarter 1999, the net loss per share was $0.10 as compared with $0.15 per share for the fourth quarter 1998. The Company ended 1999 with approximately $21.4 million in cash and marketable securities.

On February 15, 2000, Creative BioMolecules announced that it will merge with Ontogeny, Inc. and Reprogenesis, Inc. to form a new public company named Curis, Inc. The combination of these companies will create a leader in the emerging field of regenerative medicine. Under the terms of the merger, which is subject to shareholder and regulatory approval, Creative BioMolecules' shareholders will receive three Curis shares for every ten shares of Creative BioMolecules. Following completion of the transaction, Creative BioMolecules' shareholders will hold approximately 43%, Ontogeny's shareholders will hold approximately 38% and Reprogenesis' shareholders will hold approximately 19% of Curis. The merger is expected to close in June 2000.

DISCUSSION OF CREATIVE BIOMOLECULES, INC.'S YEAR-END RESULTS

Revenues generated during the fourth quarter of 1999 resulted primarily from research funding in support of the development of a therapy to treat renal failure and from interest income. The Company's research and development expenses during this period included costs associated with the development of therapies to treat renal failure, stroke and other indications. The decrease in revenues and expenses during 1999 as compared with 1998 result primarily from the November 1998 sale of certain of the Company's OP-1 manufacturing rights and assets to Stryker Corporation for increased royalties on commercial product sales. During 1998, Creative BioMolecules operated a commercial-scale manufacturing facility and received revenue from

                                    (more)

Stryker for supply of OP-1. Costs associated with the manufacturing facility were recorded as research and development expenses.

Creative BioMolecules, Inc. is a biopharmaceutical company focused on the development of therapies for human tissue regeneration. The Company's core technologies are based on our understanding of the role that morphogenic proteins play in human biology. These proteins are involved in the initiation and regulation of the cellular events responsible for the formation of human tissues and organs. The first product resulting from Creative BioMolecules' technology, the OP-1 Implant(TM) for orthopaedic reconstruction, is licensed to Stryker Corporation and has been submitted for marketing approval in the United States, Europe and Australia. For more information on Creative BioMolecules, please visit our web site at http://www.creativebio.com.

Curis, Inc. will be a leader in the emerging field of regenerative medicine. Formed by the merger of three Boston area biotechnology companies, Creative BioMolecules, Inc. (Nasdaq: CBMI), Ontogeny, Inc. and Reprogenesis, Inc., Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to enable the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and late-stage preclinical products; and 4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated. Curis will be a publicly held company located in Cambridge, Massachusetts. For more information, please visit the Curis web site at http://www.curisinc.com.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K for the year ended 1998.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Curis, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.

                                     (more)

                                                                          PAGE 3
                  CREATIVE BIOMOLECULES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           Three Months                           Twelve Months
                                                              Ended                                   Ended
                                                -------------------------------       ----------------------------------
                                                 12/31/99            12/31/98            12/31/99             12/31/98
                                                -----------        ------------       -------------        -------------
REVENUE:
Research and development contracts                  753,700        $  3,418,071       $   3,159,460        $  10,419,071
License fees and royalties                           38,800              10,000              52,400               10,000
Interest                                            322,113             658,472           1,924,313            2,183,472
Other                                                     0              12,391               1,777               12,391
                                                -----------        ------------       -------------        -------------
  Total revenues                                  1,114,613           4,098,934           5,137,950           12,624,934
                                                -----------        ------------       -------------        -------------

COSTS AND EXPENSES:
Research and development                          2,403,277           5,921,147          10,434,560           24,856,147
General and administrative                        1,887,143           1,439,372           6,396,094            7,474,372
1999 Reorganization and 1998 sale of
 manufacturing operations                           255,701           1,362,249             255,701            1,362,249
Interest                                             46,605              68,304             161,385              327,304
                                                -----------        ------------       -------------        -------------
  Total costs and expenses                        4,592,726           8,791,072          17,247,740           34,020,072
                                                -----------        ------------       -------------        -------------

NET LOSS                                         (3,478,113)         (4,692,138)        (12,109,790)         (21,395,138)

ACCRETION AND REPURCHASE COSTS ON SERIES                  0            (412,587)         (2,395,559)            (986,587)
 1998/A PREFERRED STOCK                         -----------        ------------       -------------        -------------

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS      ($3,478,113)        ($5,104,725)       ($14,505,349)        ($22,381,725)
                                                ===========        ============       =============        =============

BASIC AND DILUTED LOSS PER COMMON SHARE              ($0.10)             ($0.15)             ($0.40)              ($0.66)
                                                ===========        ============       =============        =============

SHARES FOR BASIC AND DILUTED                     36,226,839          34,111,389          36,665,115           33,672,105
                                                ===========        ============       =============        =============

                                    BALANCE SHEET DATA


                                                                                  12/31/99
                                                                               -----------
Cash, Cash Equivalents and Marketable Securities                               $21,370,585

Total Assets                                                                   $28,892,291

Total Stockholders' Equity                                                     $23,421,586

CONTACTS:
Daniel Omstead, Eng. ScD                   Robert Gottlieb or
President and CEO                          Michael Mitchell
Reprogenesis, Inc.                         Feinstein Kean Healthcare
(617)   499-2928                           (617) 577-8110

FOR IMMEDIATE RELEASE:
----------------------

         REPROGENESIS, INC. ACQUIRES EXCLUSIVE LICENSE TO CHILDREN'S
        HOSPITAL/HARVARD/MIT ORGAN REGENERATION TECHNOLOGY AND PRODUCT
                          FOR BLADDER RECONSTRUCTION

   - Product will be part of Curis development portfolio, new regenerative medicine company being formed through merger of Creative BioMolecules
                                (NASDAQ: CBMI),
                          Reprogenesis and Ontogeny -

CAMBRIDGE, MA, MARCH 6, 2000 - Reprogenesis, Inc. announced today that it has in-licensed exclusive rights to a pioneering organ regeneration technology and a tissue engineering bladder substitute product from Children's Hospital, Boston, a Harvard Medical School affiliate, and the Massachusetts Institute of Technology (MIT). The product and technology will become part of the regenerative medicine pipeline of Curis, Inc., which will be a new public company formed through a recently announced merger (pending shareholder approval) of Reprogenesis, Creative BioMolecules, Inc. (NASDAQ: CBMI) and Ontogeny, Inc. Curis plans to begin clinical trials with a bladder reconstruction product candidate in 2001.

The organ regeneration technology was developed by Anthony Atala, M.D., Director of the Laboratory for Tissue Engineering and Cellular Therapeutics at Children's Hospital and Harvard Medical School, and his colleagues at Harvard Medical School. This new technology for tissue regeneration demonstrated for the first time in a preclinical model that tissue engineering can be successfully employed for the de novo creation of functionally and anatomically normal bladders. Results were published in the journal Nature Biotechnology in February of 1999.

"There is a vital need for new approaches to augment bladder function. There are more than 500,000 patients with bladder insufficiency resulting from

                                   Reprogenesis, Inc. Acquires Exclusive License
                                                                   March 6, 2000
                                                                          Page 2

congenital defects, trauma, or cancer," said Dr. Atala. "Current therapy is limited to patients with end-stage bladder disease because bladder replacement or radical repair usually involves surgically removing sections of tissue from other parts of the body to replace diseased parts of the bladder, an invasive and expensive treatment. Our goal is to create a new therapeutic paradigm for bladder disease."


"The bladder replacement technology provides a great market opportunity and fits perfectly with Reprogenesis' pipeline of minimally invasive in vivo tissue augmentation and repair products," said Daniel R. Omstead, Eng. ScD., President and CEO of Reprogenesis. "The product candidate and technology will become an important part of Curis' regenerative medicine portfolio."

The organ regeneration technology and bladder reconstruction technique involves harvesting cells from bladder biopsy specimens and seeding them onto a pre-formed matrix to reconstruct de novo a bladder with storage function. These tissue-engineered bladders are then transplanted into patients to form new organs. In the preclinical model, the new bladders exhibited normal urinary compliance function after just one month and continued to function normally after 11 months. Curis expects to seek approval to initiate a bladder reconstruction study in 2001.

"We are witnessing the dawn of a new era in medicine," said Doros Platika, MD, President and CEO of Ontogeny who will serve as President and CEO of Curis, "an era in which we unlock the capacity to repair and regenerate tissues, including whole organs. This agreement is another step in building Curis' pipeline of products that repair and restore function and improve quality of life."

Curis, Inc. will be a leader in the emerging field of regenerative medicine. Formed by the merger of three Boston area biotechnology companies, Creative BioMolecules Inc., (NASDAQ: CBMI), Ontogeny, Inc. and Reprogenesis, Inc., Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to enable the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and advanced preclinical products; and 4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated. Curis will be a publicly held company located in

                                   - more -

                                   Reprogenesis, Inc. Acquires Exclusive License
                                                                   March 6, 2000
                                                                          Page 3

Cambridge, Massachusetts. For more information, please visit the Curis web site at http://www.Curisinc.com.

Reprogenesis, Inc. develops products for minimally invasive in vivo tissue augmentation and repair using the Company's proprietary technology, which presents therapeutic opportunities in a broad range of markets. The Company's pipeline is represented by products that create structural tissue to augment or correct anatomical defects, restore physiological function, and repair or restore anatomical organs. The technology is initially being applied in the areas of urology, cardiovascular biology, and plastic and reconstructive surgery.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s (NASDAQ: CBMI) Form 10K for the year ended 1998.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Curis, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.


                                     # # #